Paul D. Chestovich Direct Dial: (612) 672-8305 Direct Fax: (612) 642-8305 paul.chestovich@maslon.com

September 23, 2016

VIA EDGAR

Ms. Lyn Shenk Accounting Branch Chief – Office of Transportation and Leisure, U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549

Re:	Table Trac, Inc. (the “Company”) Form 10-K for the year ended December 31, 2015 Filed March 30, 2015 File No. 001-32987

Dear Ms. Shenk:

This letter responds on behalf of the Company to your comments provided in a letter dated September 1, 2016, with respect to above-referenced filings made by the Company with the Commission. To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses.

Management’s Report on Internal Control Over Financial Reporting, page 30

1.	Please file an amended Form 10-K for the year ended December 31, 2015 that includes a statement of the results of management’s assessment of internal controls over financial reporting. Your current disclosure describes the evaluation process, but does not offer management’s assessment of the effectiveness of internal control over financial reporting. Please refer to Item 308(a)(3) of Regulation S-K.

RESPONSE: We have prepared and filed, together with this response letter, an amendment to our Form 10-K that includes a statement of the conclusion reached by management in regards to its assessment of the Company’s internal controls over financial reporting.

* * * * *

Ms. Lyn Shenk

Accounting Branch Chief –

Office of Transportation and Leisure

Securities and Exchange Commission

Division of Corporation Finance

September 23, 2016

As requested in your letter dated September 1, 2016, the Company hereby acknowledges that:

[1]	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

[2]	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[3]	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments or questions, please direct them to the undersigned by telephone at (612) 672-8305, by fax at (612) 642-8305, or by email at paul.chestovich@maslon.com.

Very truly yours,

Paul D. Chestovich

cc:	Brian Hinchley